SUBSCRIPTION AGREEMENT FOR COMMON SHARES

INSTRUCTIONS: *To properly complete this Subscription Agreement:*

(1) Complete all boxes on these two face pages.
(2) Complete and sign Exhibit 1.
(3) Return your completed documents to: NXT Energy Solutions Inc.
3320 17 Ave SW #302,
Calgary, AB T3E 0B4
Attention Chief Financial Officer

This Subscription Agreement is comprised of 14 pages (not including Exhibit 1).

TO: NXT ENERGY SOLUTIONS INC. (the "**Corporation**")

The undersigned (hereinafter referred to as the "**Subscriber**") hereby irrevocably subscribes for and agrees to purchase the number of common shares in the capital of the Corporation ("**Shares**") set forth below for the aggregate subscription price set forth below (the "**Aggregate Subscription Price**"), representing a subscription price of $0.40 per Share, upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription for Shares of NXT Energy Solutions Inc." attached hereto (together with the face pages and the attached exhibit, the "**Subscription Agreement**").

MCAPM, LP
(Full Legal Name of Subscriber - please print)

By: [signature]
(Authorized Signature)

Michael Mork
(Print the name of the individual who signed above on behalf of the Subscriber)

Manager – Mork Capital Management LLC (General Partner of MCAPM, LP)
(Print the title of the individual who signed above)

132 Mill Street, #204
(Subscriber's Residential Address)

Healdsburg, CA 95448

(707) 431-1057
(Telephone Number)

mike@morkcapital.com
(E-Mail Address)

73-1657878
(Social Security # / Tax I.D. / ITIN)

Number of Shares: 7,050,500

Aggregate Subscription Price: CAD$2,820,200

(No. of Shares x CAD$0.40 per Share)

Register the Shares as set forth below:

MCAPM, LP
(Name)

(Account reference, if applicable)

132 Mill Street, #204
(Address)

Healdsburg, CA 95448

Deliver the Shares as set forth below:

Computershare Trust Company of Canada
(Name)

8th Floor, North Tower, 100 University Avenue
(Address)

Toronto, Ontario M5J 2Y1

1-800-564-6253
(Contact Name and Telephone Number)

(SUBSCRIBERS MUST ALSO COMPLETE THE SECOND FACE PAGE)

Subscriber's Present Holdings:

The Subscriber represents that securities of the Corporation presently owned (beneficially, directly or indirectly) by the Subscriber or over which the Subscriber exercises control or direction, are as follows *(please indicate "nil" if you do not currently own or control any securities of the Corporation)*:

Type of Securities Presently Owned	Number or Amount
NXT – COMMON SHARES	30,526,321

The Subscriber represents that the Subscriber is ☑ or is not ☐ (check one) an <u>insider</u> of the Corporation (as defined in Schedule A).

The Subscriber represents that the Subscriber is ☐ or is not ☑ (check one) a <u>registrant</u> (as defined in Schedule A).

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

_____, 2025

NXT ENERGY SOLUTIONS INC.

By: _____

Subscription No: 01

Subscriber's Present Holdings:

The Subscriber represents that securities of the Corporation presently owned (beneficially, directly or indirectly) by the Subscriber or over which the Subscriber exercises control or direction, are as follows ***(please indicate "nil" if you do not currently own or control any securities of the Corporation)***:

Type of Securities Presently Owned	Number or Amount
NXT – COMMON SHARES	30,526,321

The Subscriber represents that the Subscriber is ☐ or is not ☐ (check one) an insider of the Corporation (as defined in Schedule A).

The Subscriber represents that the Subscriber is ☐ or is not ☐ (check one) a registrant (as defined in Schedule A).

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

November 24, 2025

NXT ENERGY SOLUTIONS INC.

By: DocuSigned by: Eugene Woychyshyn 4FB1678592864F8...

Subscription No: 01

**TERMS AND CONDITIONS OF SUBSCRIPTION FOR
SHARES OF NXT ENERGY SOLUTIONS INC.**

Terms of the Offering

1.   The Subscriber acknowledges that this subscription is: (i) irrevocable on the part of the Subscriber and (ii) subject to rejection, acceptance or allotment by the Corporation in whole or in part.

2.   The Subscriber acknowledges that the Shares subscribed for by it hereunder constitutes the issuance and sale by the Corporation of up to 7,050,500 Shares at a subscription price of $0.40 per Share for aggregate gross proceeds of up to $2,820,200 (the "**Offering**"), but that completion of the Offering is not subject to the Corporation receiving any minimum amount of subscriptions. The Subscriber further acknowledges that the Corporation may increase the size of the Offering and/or offer or sell additional securities concurrently with the Offering or in the future without notice to the Subscriber.

Representations, Warranties and Covenants of the Subscriber

3.   The Subscriber represents, warrants and covenants to the Corporation (and acknowledges that the Corporation, and its counsel, are relying thereon) that both at the date hereof and at the Closing Time (as defined herein):

(a)   it has been independently advised as to restrictions with respect to trading in the Shares imposed by applicable securities laws, confirms that no representation (written or oral) has been made to it by or on behalf of the Corporation with respect thereto other than as set forth herein, acknowledges that it is aware of the characteristics of the Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Shares except in accordance with limited exemptions under applicable securities laws and regulatory policy until the expiry of the applicable restricted period and compliance with the other requirements of applicable law; **and it agrees that, in addition to any other legend required under the securities laws of the United States described in Exhibit 1, any certificates representing the Shares may bear one or more of the following legends indicating that the resale of such securities is restricted:**

> "Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after [the closing date]."

> "The securities represented by this certificate are listed on the Toronto Stock Exchange ("TSX"); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not "good delivery" in settlement of transactions on TSX."

and the Subscriber further acknowledges that it has been advised to consult its own legal counsel in its jurisdiction of residence for full particulars of the resale restrictions applicable to it; and

(b)   it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Shares, including any information that would otherwise be required to be provided to the Subscriber under securities laws; and

(c)   it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display and the internet) with respect to the distribution of the Shares; and

(d)   it understands that the Shares are being offered for sale only on a "private placement" basis and that the sale and delivery of the Shares is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or registration statement or delivery of an offering memorandum or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivery of an offering memorandum and, as a consequence (i) the Subscriber is restricted from using most of the civil remedies available under securities legislation, (ii) the Subscriber may not receive information that would otherwise be required to be provided to it under securities legislation, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under securities legislation; and

(e)   it is purchasing the Shares as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Shares, it is resident in, was offered the Shares in and executed this Subscription Agreement in the jurisdiction set out as the "Subscriber's Residential Address" on the face page hereof, and warrants to the Corporation that it is an institutional "accredited investor" that meets the requirements set forth in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and has concurrently executed and delivered a Representation Letter in the form attached to this Subscription Agreement as Exhibit 1; and

(f)   it certifies that it is not resident in or otherwise subject to applicable securities laws of any province or territory of Canada and it acknowledges that:

(i)   no stock exchange, government agency, securities commission or similar regulatory authority has reviewed or passed on or made any finding or determination as to the merits of, or made any recommendation or endorsement with respect to, the Shares; and

(ii)   there is no government or other insurance covering the Shares; and

(iii)   there are risks associated with the purchase of the Shares; and

(iv)   there are restrictions on the Subscriber's ability to resell the Shares and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Shares; and

(v)   the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus under the *Securities Act* (Alberta), the *Securities Act* (British Columbia) and the *Securities Act* (Ontario) and other applicable securities laws (the "**Securities Laws**") and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Laws, including statutory rights of rescission or damages, will not be available to the Subscriber; and

(vi)   the certificate representing the Shares will be endorsed with a legend stating that the Shares will be subject to restrictions on resale in accordance with applicable securities legislation; and

(g)   it undertakes and agrees that it will not resell the Shares, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules; and

(h)   it pre-existed the offering of the Shares and has a *bona fide* business purpose other than the investment in the Shares and was not created, formed or established solely or primarily to acquire securities, or to permit purchases of securities without a prospectus, in reliance on an exemption from the prospectus requirements of applicable securities legislation; and

(i)   if it is a corporation, partnership, trust, unincorporated association or other entity, it has the legal capacity to enter into and be bound by this Subscription Agreement and further certifies that all necessary approvals of directors, trustees, fiduciaries, shareholders, partners, stakeholders, holders of voting securities or otherwise have been given and obtained; and

(j)   if it is an individual, it is of full age of majority and has the legal capacity and competence to enter into and execute this Agreement and to perform the Subscriber's obligations under this Agreement; and

(k)   the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber or, if the Subscriber is not a natural person, any of such person's constating documents, or any agreement to which such person is a party or by which it is bound; and

(l)   this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber; and

(m)   it has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Shares and is able to, and agrees to, bear the economic risk of loss of its investment; and

(n)   it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation; and

(o)   acknowledges that the Corporation's counsel is acting as counsel to the Corporation and not as counsel to the Subscriber; and

(p)   if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Shares; and

(q)   the Subscriber is not purchasing the Shares with knowledge of any material information or material change concerning the Corporation that has not been generally disclosed; and

(r)   no person has made to the Subscriber any written or oral representations (i) that any person will resell or repurchase the Shares (except in accordance with the articles of the Corporation), or (ii) that any person will refund the purchase price of the Shares, or (iii) as to the future price or value of the Shares; and

(s)   the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) (the "**PCMLA**") and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the subscription funds to be provided by the Subscriber (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (ii) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith; and

(t)   it understands and acknowledges that (a) the funds representing the Aggregate Subscription Price that will be advanced by the Subscriber to the Corporation will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "**PATRIOT Act**"), and it acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Offering and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and (b) no portion of the Aggregate Subscription Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith; and

(u)   either: (a) it is not, and will not become, a "Plan" (which term includes (i) an "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")) that is subject to the ERISA, (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**"), or to provisions under applicable Federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code ("**Similar Laws**"), and (iii) entities the underlying assets of which are considered to include "plan assets" of such plans, accounts and arrangements pursuant to Section 3(42) of ERISA or otherwise) and it is not purchasing the Shares on behalf of, or with the "plan assets" of, any Plan, or (b) its purchase, holding and subsequent disposition of the Shares are (i) not, individually or in the aggregate, prohibited transactions under ERISA or the Code and are otherwise permissible under all applicable Similar Laws, or (ii) entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code in accordance with one or more available statutory, class or individual prohibited transaction exemptions and are otherwise permissible under all applicable Similar Laws; and

(v)   the Subscriber has been encouraged to obtain independent legal, income tax and investment advice with respect to this subscription for Shares and accordingly, has had the opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties and covenants under this Subscription Agreement.

Closing

4.   The Subscriber agrees to deliver to NXT Energy Solutions Inc. at 3320 17 Ave SW #302, Calgary, AB T3E 0B4, by no later than 1:00 p.m. (Calgary time) on the Closing Date (as defined below), or such other time and date as agreed by Corporation and the Subscriber: (i) this duly completed and executed Subscription Agreement, including Exhibit 1; and (ii) payment of the Aggregate Subscription Price by way of:

(a)   a certified cheque or bank draft payable to "NXT Energy Solutions Inc."; or

(b)   wire transfer following the instructions provided for in Schedule B; or

(c)   payment of the same amount in such other means of electronic funds immediately available as is acceptable to the Corporation.

If this Subscription Agreement is rejected in whole or in part, the Subscriber acknowledges that the unused portion of the Aggregate Subscription Price will be promptly returned to it without interest. For the purposes hereof, "business day" means a day other than a Saturday, Sunday or any other day on which the principal chartered banks in Calgary, Alberta are not open for business.

5.   The sale of the Shares pursuant to this Subscription Agreement will be completed electronically at 8:00 a.m. (Calgary time) or such other time as is established by the Corporation (the "**Closing Time**") on November 24, 2025 or such other date as is established by the Corporation (the "**Closing Date**"). At the Closing Time, the Subscriber shall have delivered to the Corporation this Subscription Agreement and the Aggregate Subscription Price against delivery by the Corporation of the certificates representing the Shares.

6.   The Corporation shall be entitled to rely on an executed copy of this Subscription Agreement delivered via facsimile or electronically (including e-mail), and acceptance by the Corporation of such executed copy of this Subscription Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document. If less than a complete copy of this Subscription Agreement is delivered to the Corporation at the Closing Time, the Corporation shall be entitled to assume that the Subscriber accepts and agrees with all of the terms and conditions of this Subscription Agreement on the pages not delivered at the Closing Time unaltered.

General

7.   The Subscriber agrees that the representations, warranties and covenants of the Subscriber herein will be true and correct both as of the Subscriber's execution of this Subscription Agreement and as of the Closing Time and will survive the completion of the issuance of the Shares. The representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon by the Corporation and its counsel in determining the eligibility of a purchaser of Shares and the Subscriber agrees to indemnify and save harmless the Corporation and its affiliates, shareholders, directors, officers, employees, counsel and agents against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur which are caused or arise from a breach thereof. The Subscriber undertakes to immediately notify the Corporation at NXT Energy Solutions Inc., 3320 17 Ave SW #302, Calgary, AB T3E 0B4, Attention: Chief Financial Officer, Telephone: +1 403 206 0805, Email: ewoychyshyn@nxtenergy.com, of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time.

8.   The obligations of the parties hereunder are subject to acceptance of the terms of the Offering by the Toronto Stock Exchange and any other required regulatory approvals.

9.   The Subscriber acknowledges that this Subscription Agreement and Exhibit 1 hereto require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber's eligibility to purchase the Shares under applicable securities laws, preparing and registering certificates representing the Shares to be issued to the Subscriber and completing filings required by relevant stock exchanges including the Toronto Stock Exchange and by relevant securities regulatory authorities including the Alberta Securities Commission. The Subscriber's personal information will also be included in closing books prepared in connection with the Offering and may be disclosed by the Corporation to one or more of the following: (i) stock exchanges and securities regulatory authorities; (ii) the Corporation's registrar and transfer agent; (iii) Canadian tax authorities; (iv) any of the other parties involved in the Offering, including legal counsel; and (v) other parties subsequent to the Offering, including legal counsel, reviewing closing books prepared in connection with the Offering in furtherance of a business transaction or other legitimate business purpose of the Corporation. By executing this Subscription Agreement, the Subscriber:

(a)   acknowledges that it has been notified by the Corporation:

(i)   of the requirement to deliver to the relevant securities regulatory authorities or regulators the full name, residential address, telephone number and email address of the Subscriber, the number and type of securities purchased, the total purchase price, the date of distribution, whether or not the Subscriber is an insider of the Corporation or a registrant and the exemption relied upon;

(ii)   that this information is being collected by the various securities regulatory authorities or regulators under the authority granted in securities legislation;

(iii)   that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction; and

(iv)   that the contact information of the public official in the local jurisdiction who can answer questions about the security regulatory authority's or regulator's indirect collection of this information can be found in Schedule C to this Subscription Agreement;

(b)   consents to the collection, use and disclosure of the Subscriber's personal information described in this Section 9; and

(c)   consents to the filing of copies or originals of any of the Subscriber's documents delivered in connection with this Subscription Agreement as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby and expressly consents to the collection, use and disclosure of the Subscriber's personal information by the Toronto Stock Exchange for the purposes identified by such exchange, from time to time.

10.   The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any counsel retained by the Subscriber) relating to the sale of the Shares to the Subscriber shall be borne by the Subscriber.

11.   The contract arising out of this Subscription Agreement and all documents relating thereto is governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

12.   Time is of the essence hereof.

13.   This Subscription Agreement (including Exhibit 1) constitutes the entire agreement of the parties hereto relating to the subject matter hereof, superseding all prior oral and written agreements, understanding, representations and warranties and courses of conduct and dealing between the parties, and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

14.   The terms and provisions of this Subscription Agreement are binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided that, except for as otherwise herein provided, this Subscription Agreement is not assignable by any party hereto without prior written consent of the other parties.

15.   The Subscriber agrees that this subscription is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber.

16.   Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

17.   The invalidity, illegality or unenforceability of any provision of this Subscription Agreement does not affect the validity, legality or enforceability of any other provision hereof.

18.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and shall not affect the meaning or interpretation of this Subscription Agreement or any provision hereof.

19.   The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

20.   In this Subscription Agreement (including Exhibit 1), references to "$" are to Canadian dollars, unless otherwise indicated.

SCHEDULE A

DEFINITIONS

In this Subscription Agreement (including Exhibit 1 attached to the Agreement), the following terms have the following meanings:

"**control person**" means

(a)   a person or company who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and if a person or company holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or company is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer, or

(b)   each person or company in a combination of persons or companies acting in concert by virtue of an agreement, arrangement, commitment or understanding, who holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and if a combination of persons or companies holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the combination of persons or companies is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

"**director**" means

(a)   a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)   with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

"**insider**" means:

(a)   a director or officer of the Corporation;

(b)   a director or officer of a person or company that is itself an insider or subsidiary of the Corporation;

(c)   a person or company that has

   (i)   beneficial ownership of, or control or direction over, directory or indirectly, or

   (ii)   a combination of beneficial ownership of and control or direction over, directly or indirectly,

   securities of the Corporation carrying more than 10% of the voting rights attached to all of the Corporation's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person or company as underwriter in the course of a distribution;

(d)   a person designated as an insider in an order made by a securities commission; or

(e)   a person that is in a prescribed / designated class of persons; and

"**local jurisdiction**" means the province or territory of Canada in which the applicable Canadian securities regulatory authority is situate;

"**person**" includes

    (a)   an individual,

    (b)   a corporation,

    (c)   a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

    (d)   an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

"**registrant**" means a person registered or required to be registered under any securities legislation in Canada.

All monetary references are in Canadian Dollars.

SCHEDULE B

<u>Wire Transfer Information</u>

(See attached.)

Wire Transfer Information

For beneficiary NXT Energy Solutions Inc.

Account Holder: NXT Energy Solutions Inc.
Suite 302, 3320 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4

Swift Code: ROYCCAT2

Institution Number: 003

Account Number – for Cdn $ amounts   Transit #: 00009
Account #: 1323146

Account Number – for US $ amounts   Transit # 00009
Account #: 4038790

Account Number – for EURO amounts   Transit # 07940
Account #: 8722464

(Note – in these 12 digits, the first 5 digits are the bank transit number)

Bank Name: Royal Bank of Canada
Main Branch 2nd Floor
339 – 8 Ave SW
Calgary Alberta, Canada, T2P 1C4

Attn: Ahmed Nafie
Commercial Account Manager
403-292-2113

ABA Routing No: 021-000-021

Ref:

SCHEDULE C

SECURITIES REGULATORY AUTHORITY OR REGULATOR IN EACH JURISDICTION

The contact information of the public official in the local jurisdiction who can answer questions about the security regulatory authority's or regulator's indirect collection of this information is as follows:

Alberta Securities Commission
Suite 600, 250 - 5th Street SW
Calgary, Alberta T2P 0R4
Telephone: (403) 297-6454
Toll free in Canada: 1-877-355-0585
Facsimile: (403) 297-2082

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8
Telephone: (416) 593- 8314
Toll free in Canada: 1-877-785-1555
Facsimile: (416) 593-8122
Email: exemptmarketfilings@osc.gov.on.ca
Public official contact regarding indirect
collection of information: Inquiries Officer

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Inquiries: (604) 899-6584
Toll free in Canada: 1-800-373-6393
Facsimile: (604) 899-6581
Attention: FOI Inquiries
Email: FOI-privacy@bcsc.bc.ca

Financial and Consumer Affairs Authority of Saskatchewan
Suite 601 - 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 4H2
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5
Telephone: (204) 945-2548
Toll free in Manitoba 1-800-655-5244
Facsimile: (204) 945-0330

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: (514) 395-0337 or 1-877-525-0337
Facsimile: (514) 864-6381 (For privacy

Nova Scotia Securities Commission
Suite 400, 5251 Duke Street
Duke Tower
P.O. Box 458
Halifax, Nova Scotia B3J 2P8
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Financial and Consumer Services Commission (New Brunswick)
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2
Telephone: (506) 658-3060
Toll free in Canada: 1-866-933-2222
Facsimile: (506) 658-3059
Email: info@fcnb.ca

Government of Newfoundland and Labrador Financial Services Regulation Division
P.O. Box 8700
Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, Newfoundland and Labrador A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Prince Edward Island Securities Office
95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Government of the Northwest Territories Office of the Superintendent of Securities
P.O. Box 1320
Yellowknife, Northwest Territories X1A 2L9
Attention: Deputy Superintendent, Legal & Enforcement
Telephone: (867) 920-8984
Facsimile: (867) 873-0243

Government of Nunavut
Department of Justice
Legal Registries Division

requests only)
Email: financementdessocietes@lautorite.qc.ca
(For corporate finance issuers);
fonds_dinvestissement@lautorite.qc.ca (For
investment fund issuers)

P.O. Box 1000, Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6590
Facsimile: (867) 975-6594

Office of the Superintendent of Securities
Government of Yukon
Department of Community Services
307 Black Street, 1st floor
Box 2703, C-6
Whitehorse, Yukon Y1A 2C6
Telephone: (867) 667-5466
Facsimile: (867) 393-6251
Email: Securities@gov.yk.ca

EXHIBIT 1

REPRESENTATION LETTER

TO: **NXT ENERGY SOLUTIONS INC.** (the "**Corporation**")

(Capitalized terms not specifically defined in this Exhibit have the meaning ascribed to them in the Subscription Agreement to which this Exhibit is attached.)

In connection with the execution by the undersigned Subscriber of the Subscription Agreement of which this Representation Letter forms a part, the undersigned Subscriber hereby represents, warrants, covenants and certifies to the Corporation that:

1.   It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and it is able to bear the economic risk of loss of its entire investment.

2.   The Corporation has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and it has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Shares.

3.   It is acquiring the Shares as principal for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares.

4.   It understands the Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements and that the Shares cannot be resold, pledged or otherwise transferred, directly or indirectly, unless they are registered under the U.S. Securities Act or unless an exemption or exclusion from registration thereunder is available.

5.   It is an "accredited investor" as defined under Rule 501(a) of Regulation D under the U.S. Securities Act because it satisfies one or more of the categories indicated below **(please place an "X" on the appropriate lines)**:

_____ Category 1.   a bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 2.   a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 3.   a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; or

_____ Category 4.   an investment adviser registered pursuant to section 203 of the United States Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

_____ Category 5.   an investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 203(l) or (m) of the United States Investment Advisers Act of 1940; or

_____ Category 6. an insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; or

_____ Category 7. an investment company registered under the United States Investment Company Act of 1940; or

_____ Category 8. a business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or

_____ Category 9. a small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or

_____ Category 10. a Rural Business Investment Company as defined in section 384A of the United States Consolidated Farm and Rural Development Act; or

_____ Category 11. a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

_____ Category 12. an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or

_____ Category 13. a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

_____ Category 14. an organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a limited liability company, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of U.S. $5,000,000; or

_____ Category 15. any director or executive officer of the Corporation; or

_____ Category 16. any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent (a cohabitant occupying a relationship generally equivalent to that of a spouse), at the time of that person's purchase exceeds U.S. $1,000,000 (for purposes of calculating net worth (i) the person's primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability); or

_____ Category 17. a natural person who had an individual income in excess of U.S. $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent (a cohabitant occupying a relationship generally equivalent to that of a spouse) in excess of U.S. $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_____ Category 18. any other type of trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the Shares offered, whose purchase is directed by a sophisticated person as described in Rule 606(b)(2)(ii) under the U.S. Securities Act; or

 Category 19. any entity, of a type not listed above, not formed for the specific purpose of acquiring the Shares offered and owning investments in excess of U.S. $5,000,000; or

_____ Category 20. any entity in which all of the equity owners meet the requirements of at least one of the above categories.

6.   It has not purchased the Shares as a result of any form of general solicitation or general advertising (as such terms are used in Regulation D under the U.S. Securities Act), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, internet, television or other form of telecommunications, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

7.   If it decides to offer, sell, pledge or otherwise transfer any of the Shares, it will not offer, sell, pledge or otherwise transfer any of such Shares, directly or indirectly, unless:

(a)   the transfer is made pursuant to registration of the Shares under the U.S. Securities Act;

(b)   the transfer is to the Corporation;

(c)   the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(d)   the transfer is made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, and, in either case, in accordance with any applicable state securities or "blue sky" laws; or

(e)   the Shares are transferred in any other transaction that does not require registration under the U.S. Securities Act or any applicable state securities or "blue sky" laws; and

it has prior to any transfer pursuant to subsection (d) or (e) (and if required by the Corporation or the registrar and transfer agent for the Shares, subsection (b)) furnished to the Corporation an opinion of counsel or other evidence reasonably satisfactory to the Corporation to such effect.

8.   Upon the original issuance of the Shares, until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, the certificates representing the Shares (and any certificates issued in exchange or substitution for the Shares) will bear a legend, in addition to the legends set out in the Subscription Agreement, in substantially the form as follows:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NXT ENERGY SOLUTIONS INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.   DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

If the Corporation is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act at the time of transfer outside the United States in accordance with Rule 904 of Regulation S, a new certificate, which will constitute "good delivery" in settlement of transactions on Canadian stock exchanges, will be made available to the Subscriber upon provision by the Subscriber of a declaration in the form attached as Appendix A or in such other form that is acceptable to the Corporation, together with any other evidence, which may include a legal opinion reasonably satisfactory in form and substance to the Corporation, required by the Corporation or the registrar and transfer agent for the Shares.

If any of the Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the registrar and transfer agent of an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

9.   It understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission (the "SEC") or with any state securities administrator any registration statement in respect of resales of the Shares in the United States.

10.   It understands and agrees that there may be material tax consequences to the Subscriber of an acquisition, holding or disposition of the Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned's acquisition, holding or disposition of such Shares and the Subscriber acknowledges that it is solely responsible for determining the tax consequences of its investment. In particular, no determination has been made whether the Corporation is, or will be,

a "passive foreign investment company" within the meaning of Section 1297 of the *United States Internal Revenue Code of 1986*, as amended.

11. It understands and agrees that the financial statements of the Corporation have been prepared in accordance with Canadian IFRS, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

12. It consents to the Corporation making a notation on its records or giving instructions to any transfer agent for the Shares in order to implement the restrictions on transfer set forth and described in this Exhibit 1.

13. It understands that the Shares are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and that the U.S. Securities Act and the rules of the SEC provide that the Subscriber may dispose of the Shares only pursuant to an effective registration statement under the U.S. Securities Act or an exemption or exclusion from registration under the U.S. Securities Act, and the Subscriber understands that the Corporation has no obligation to register any of the Shares or to take action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder) or state securities laws. Accordingly, the Subscriber understands that absent registration, under the rules of the SEC, the Subscriber may be required to hold the Shares indefinitely or to transfer the Shares in "private placements" that are exempt from registration under the U.S. Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the Subscriber. As a consequence, the Subscriber understands that it must bear the economic risks of the investment in the Shares for an indefinite period of time.

14. It understands and acknowledges that Rule 144 under the U.S. Securities Act is not available for resales of securities of "shell company" issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. Therefore, if the Corporation were ever to be deemed to be, or to have ever been, such an issuer, Rule 144 under the U.S. Securities Act may be unavailable for resales of Shares, unless and until the Corporation has satisfied the applicable conditions.

15. It understands and acknowledges that the Corporation (i) is not obligated to remain a "foreign issuer" (as defined in Regulation S under the U.S. Securities Act); (ii) may not, at the time the Shares are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer. If the Corporation is not a foreign issuer at the time of any transfer of Shares pursuant to Rule 904 of Regulation S under the U.S. Securities Act, the certificates representing the Shares may continue to bear the legend contained above.

16. Upon execution of this Exhibit 1 by the undersigned Subscriber, this Exhibit 1 and Appendix A hereto shall be incorporated into and form a part of the Subscription Agreement to which this Exhibit is attached.

Dated: _NOVEMBER 24th_, 2025

MCAPM, LP
_____
Print name of Subscriber

By: _[signature]_
_____
Signature

MICHAEL MORK
Print name of Signatory (if different from the
Subscriber)

MANAGER, MORK CAPITAL MANAGEMENT, LLC
Title:
GENERAL PARTNER

APPENDIX A

TO EXHIBIT 1

Declaration for removal of legend

TO: Computershare Trust Company of Canada as registrar and transfer agent for the common shares of NXT Energy Solutions Inc. (the "**Corporation**")

RE: Sale of _____, represented by certificate number _____

_____

(describe securities)

The undersigned (a) acknowledges that the sale of the securities of NXT Energy Solutions Inc. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Corporation, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange or the Toronto Stock Exchange or another designated offshore securities market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By: _____   Dated: _____
      Signature

_____
Name (please print):